SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 30, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Prospectus
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 30, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, such securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1 (telephone (604) 688-5755).

Short Form Prospectus

New Issue	June 30, 2004

IVANHOE MINES LTD.

Cdn.$140,000,000

20,000,000 Common Shares

This short form prospectus qualifies for distribution (the “Offering”) 20,000,000 common shares (“Common Shares”) of Ivanhoe Mines Ltd. (“Ivanhoe” or the “Corporation”) at a price of Cdn.$7.00 per Common Share (the “Offering Price”). The Common Shares are traded on the Toronto Stock Exchange (the “TSX”) and the Australian Stock Exchange (the “ASX”) under the symbol “IVN” and are quoted on the NASDAQ National Market (“Nasdaq”) under the symbol “HUGO”. The price of the Common Shares at the close of business on June 29, 2004 was Cdn.$7.07 on the TSX and U.S.$5.19 on Nasdaq. The TSX has conditionally approved for listing the Common Shares to be distributed pursuant to the Offering. Listing of such Common Shares is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before September 23, 2004.

Price: Cdn.$7.00 per Common Share

The Offering Price was determined by negotiation between Ivanhoe and GMP Securities Ltd. and BMO Nesbitt Burns Inc. (the “Underwriters”).

			Net Proceeds to
	Price to the Public(2)	Underwriters' Fee(2)	the Corporation(1)(2)
Per Common Share (Cdn.$)	$7.00	$0.315	$6.685
Total (Cdn.$)	$140,000,000	$6,300,000	$133,700,000

Note:

(1)	Before deducting expenses of this Offering, estimated to be approximately Cdn.$750,000 which will be paid from the net proceeds of the Offering.

(2)	Ivanhoe has granted to the Underwriters an option (the “Underwriters’ Option”) to purchase up to 3,000,000 Common Shares at a price per Common Share equal to the Offering Price to cover over-allotments, if any. The Underwriters’ Option will be exercisable for a period of 30 days following the closing date of the Offering. Taking into account the exercise of the Underwriters’ Option, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation will be Cdn.$161,000,000, Cdn.$7,245,000 and Cdn.$153,755,000, respectively.

This prospectus qualifies the distribution of the Underwriters’ Option, and the additional Common Shares issuable upon the exercise of the Underwriters’ Option. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Ivanhoe and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Ivanhoe by Goodmans, Vancouver and on behalf of the Underwriters by Torys LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about July 8, 2004 (the “Closing Date”) but in any event no later than August 11, 2004. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. The Common Shares will qualify as investments under certain statutes as described herein under the “Eligibility for Investment”.

ELIGIBILITY FOR INVESTMENT

In accordance with legislation in effect at the date of this prospectus and subject to compliance with the prudent investment standards and general investment provisions and restrictions contained in the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies, standards, procedures or goals and in certain cases, subject to the filing of such policies, standards, procedures or goals with the appropriate regulatory authorities, the Common Shares offered by this prospectus would not, if issued on the date hereof, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Insurance Act (Alberta)
Heritage Savings Trust Fund Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Standards Act (Manitoba)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Goodmans, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, provided the Common Shares offered hereby are listed on a prescribed stock exchange (which currently includes the TSX), based on the law as of the date hereof the Common Shares would, if issued on the date hereof, be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, “Registered Plans”). In the opinion of such counsel, based in part on a certificate of an officer of the Corporation, the Common Shares would not as of the date hereof be considered foreign property under the Tax Act for trusts governed by Registered Plans.

FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in the documents incorporated by reference herein respecting estimates of reserves and resources (including inferred resources), plans, objectives and future performance of Ivanhoe’s business are forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, the discussions about scoping studies and feasibility studies being performed on the Oyu Tolgoi Project (as defined below) and the use of proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, or “continue” or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference in this short form prospectus. See also “RISK FACTORS”.

CURRENCY AND EXCHANGE RATES

In this short form prospectus, all references to “U.S.$” are to United States dollars and all references to “Cdn.$” are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Three Months Ended March 31,	Year Ended December 31
	2004	2003	2002	2001
End of period	1.3105	1.2924	1.5796	1.5928
High for the period	1.3570	1.5777	1.6184	1.6052
Low for the period	1.2750	1.2839	1.5155	1.4901
Average for the period	1.3236	1.40146	1.5703	1.5484

The Bank of Canada noon buying rate on June 28, 2004 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.3433 (one Canadian dollar on that date equalled U.S.$0.7444).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1.	Renewal Annual Information Form dated April 30, 2004 (the “AIF”).

2.	Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors’ report thereon and including the management’s discussion and analysis of financial condition and results of operations (“MD&A”) for such periods.

3.	Comparative unaudited interim consolidated financial statements for the three month periods ended March 31, 2004 and 2003, together with the MD&A for such periods.

4.	Management Information Circular dated April 16, 2004 prepared in connection with Ivanhoe’s annual meeting of shareholders held on June 10, 2004 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

5.	Material Change Report dated January 8, 2004 respecting Ivanhoe’s purchase of US$50 million of treasury bills issued by the Government of Mongolia.

6.	Material Change Report dated February 11, 2004 respecting a preliminary assessment of Ivanhoe’s Oyu Tolgoi gold and copper mineral project (the “Oyu Tolgoi Project”) in Mongolia.

7.	Material Change Report dated May 14, 2004 respecting an updated independent resource estimate for Ivanhoe’s Oyu Tolgoi Project.

8.	Material Change Report dated June 29, 2004 regarding this Offering.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commission of each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755). For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Ivanhoe at the above-referenced number.

NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value (“Preferred Shares”). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe’s North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation’s registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Subsidiaries

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

Note:	All subsidiaries are wholly-owned unless otherwise indicated. “BVI” means British Virgin Islands.

SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in and conducts operations on mineral resource properties in Mongolia, Myanmar, Australia, China and Kazakhstan. Ivanhoe also holds equity investments in Jinshan Gold Mines Inc. (formerly Pacific Minerals Inc.), Asia Gold Corp. and Olympus Pacific Minerals Inc., each of which has its common shares listed on the TSX Venture Exchange, and Intec Ltd., which has its ordinary shares listed on the Australian Stock Exchange.

Ivanhoe’s principal mineral resource properties are the Oyu Tolgoi Project in Mongolia, the Monywa copper project (the “Monywa Copper Project”) in Myanmar and the Savage River iron ore mine (the “Savage River Project”) in Tasmania, Australia. Ivanhoe holds a 100% interest in the Oyu Tolgoi Project and the Savage River Project and a 50% interest in the Monywa Copper Project.

A brief summary of recent developments in respect of the Oyu Tolgoi Project is set forth below. For a more detailed description of all of the Corporation’s properties, see “Item 3. General Development of the Business” and “Item 4. Narrative Description of Business” on pages 11 through 68 of Ivanhoe’s AIF and the financial statements, MD&A and material change reports incorporated by reference in this short form prospectus.

Recent Developments respecting the Oyu Tolgoi Project

The Oyu Tolgoi Project is a copper and gold mineral exploration project located in the South Gobi region of Mongolia. Ivanhoe holds a 100% interest in the Oyu Tolgoi Project.

Since completing a preliminary assessment in February 2004, Ivanhoe has been engaged in a resource delineation drilling program to expand the inferred resources identified to date and to upgrade much of the existing inferred resource inventory to the measured and indicated categories. In May 2004, Ivanhoe’s independent technical consultants, AMEC E&C Services Ltd. (“AMEC”) completed an updated resource estimate in respect of the Hugo Dummett zone of the Oyu Tolgoi Project. AMEC’s estimate updated and increased the inferred resources in the Hugo Dummett zone to 1.16 billion tonnes grading 1.29% copper and 0.23 grams per tonne gold at a 0.60% copper equivalent cut-off, containing approximately 33 billion pounds of copper and 8.58 million ounces of gold.

Additional resource delineation drilling has recently been completed in the Southwest Oyu and Central Oyu zones and the recently discovered Bridge zone (between the Southwest and Central zones). Ivanhoe has submitted the resulting data to AMEC for analysis and interpretation and has instructed AMEC to prepare an updated resource estimate for the entire Oyu Tolgoi Project. Ivanhoe expects this updated estimate to be completed during the third quarter of 2004 and plans to use the new estimate in carrying out pre-feasibility and feasibility studies.

Ivanhoe is planning to sink a 120 metre shaft on the Southwest Oyu deposit to collect a 120 tonne bulk sample for comminution test work. This shaft is being sunk in lieu of previous plans to drill 200 millimetre holes on the property for the same purpose.

Ivanhoe currently has 12 drill rigs operating on the Oyu Tolgoi Project. Five rigs are drilling in the Hugo Dummett zone, five rigs are drilling engineering/geotechnical holes required for feasibility and mine planning studies, and two rigs are drilling to extend mineralization into sparsely-drilled areas adjoining the main deposits in order to determine if additional resources can be delineated that would enhance open-pit strip ratios. This work has, to date, delineated additional resources in an area between the Southwest Oyu and Central Oyu zones, referred to as the Bridge Zone, and between Southwest Oyu, Far Southwest Oyu and South Oyu in two new areas referred to as the Wedge zone and the Gap zone.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe’s capitalization since December 31, 2003. The following table should be read in conjunction with Ivanhoe’s comparative consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 and the notes that accompany them.

	As at	As at		As at
	December 31, 2003	May 31, 2004		May 31, 2004
	actual	actual		as adjusted(1)
		(unaudited)		(unaudited)
	(in U.S.$000's)
Loans Payable to Related Parties	$5,088	$5,088		$5,088
Long-term Debt (including current portion)	22,179	18,062		18,062
Shareholders’ Equity
Common Shares	719,289	771,277		870,077
Special Warrants(2)	49,975	—		—
Additional Paid-in Capital	404	404		404
Contributed Surplus	6,044	8,930		8,930
Accumulated Deficit	(440,465)	(483,337	)(3)	(483,337	)(3)

Total Consolidated Capitalization	$362,514	$320,424		$419,224

(1)	The adjusted figures as at May 31, 2004 give effect to the issue of the 20,000,000 Common Shares for gross proceeds of Cdn$140,000,000 (approximately U.S.$104,100,000) and reflect estimated expenses of the Offering amounting to approximately Cdn.$750,000 (approximately U.S.$560,000), based on the rate of exchange between Canadian and United States dollars on June 28, 2004.

(2)	Exercised and converted into share capital in January 2004.

(3)	Represents an estimate based on the actual deficit of $468,337,000 as at March 31, 2004 and the estimated net loss for the months of April and May 2004 aggregating $15,000,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date of this short form prospectus, there are 271,946,478 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe’s articles of continuance, Ivanhoe’s by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act except those voting rights which attach to any series of Preferred Shares as determined by the directors of the Corporation from time to time.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation’s directors. The Corporation’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of June 30, 2004 between the Corporation and the Underwriters, as principals, the Corporation has agreed to sell and the Underwriters have agreed to purchase on or about July 8, 2004 or in any event not later than August 11, 2004, 20,000,000 Common Shares at a price of Cdn.$7.00 per Common Share payable in cash against delivery of certificates representing the Common Shares. The total gross proceeds of the Offering will be Cdn.$140,000,000. The Corporation also granted to the Underwriters the Underwriters’ Option, which entitles the Underwriters to purchase up an additional 3,000,000 Common Shares, exercisable at any time prior to 30 days following the closing date of the Offering to cover over-allotments, if any. This short form prospectus qualifies the distribution of the Underwriters’ Option and the additional Common Shares issuable upon the exercise of the Underwriters’ Option.

The Offering Price was determined by negotiation between Ivanhoe and the Underwriters. The Underwriting Agreement states that the Corporation will pay to the Underwriters a fee equal to Cdn.$0.315 per Common Share (4.5% of the Offering Price) in consideration of services rendered by the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any are purchased under the Underwriting Agreement.

The Corporation has agreed to indemnify the Underwriters and their broker/dealer affiliates against certain liabilities, including liabilities under the United States securities laws and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Ivanhoe has agreed not to reserve, allot, create or issue, or enter into an agreement or publicly announce any intention to reserve, allot, create or issue any Common Shares or any securities convertible into or exchangeable for Common Shares without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, until the date which is 90 days after the closing of the Offering, except pursuant to this Offering or:

(i) the grant or exercise of stock options pursuant to Ivanhoe’s equity incentive plan; and (ii) the exercise or conversion of outstanding warrants or other convertible securities or similar rights.

The TSX has conditionally approved for listing the Common Shares to be distributed pursuant to the Offering. Listing of such Common Shares is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before September 23, 2004.

Pursuant to policy statements of the Ontario Securities Commission and the L’Agence nationale d’encadrement du secteur financier, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Such a transaction may not occur in Australia.

U.S. Sales

The Common Shares (including the additional Common Shares issuable upon exercise of the Underwriters’ Option) have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States; except that the Underwriters may, through certain of its qualified U.S. broker-dealer affiliates, offer Common Shares in transactions that comply with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell within the United States the Common Shares as part of its distribution. The Underwriters have further agreed that all offers and sales of the Common Shares will be made in compliance with Rule 903 of Regulation S under the U.S. Securities Act, or in compliance with an exemption from registration thereunder. The Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the U.S. Securities Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is in the United States, or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.

Certificates representing any Common Shares which are sold in the United States will bear a legend to the effect that the Common Shares represented thereby are not registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

Australian Sales

The Common Shares (including the additional Common Shares issuable upon the exercise of the Underwriters’ Option) will not have been issued under an Australian disclosure document and, subject to certain exceptions, may not be sold or offered for sale in Australia within 12 months after the issue of the Common Shares to the Underwriters. Ivanhoe may, if it deems it necessary, file and issue an Australian prospectus in relation to Common Shares before, at or after the time of issue of the Common Shares but before any on-sale of the Common Shares in Australia. Ivanhoe intends to issue an information notification to the ASX at or about the time of issue of the Common Shares. The Underwriters have agreed that they will not offer any of the Common Shares for sale in Australia within 12 months after their issue, except as may be permitted under Australian securities laws.

USE OF PROCEEDS

The aggregate net proceeds received by Ivanhoe from the sale of the Common Shares pursuant to this Offering (excluding the sale of any Common Shares to be issued on the exercise of the Underwriters’ Option), after deducting the Underwriters’ fee and paying the expenses of the Offering (including preparation of this short form prospectus) estimated to be Cdn.$750,000 (approximately U.S.$560,000), will be approximately Cdn.$133,000,000 (approximately U.S.$98,800,000). Ivanhoe intends to allocate the net proceeds of this Offering as follows:

Use of Proceeds	Amount
Exploration and development expenditures on the Oyu Tolgoi Project, including resource definition drilling, engineering and feasibility study activities	U.S.$82,200,000
Exploration and development expenditures on Ivanhoe’s mineral projects in China	U.S.$8,700,000
General and administrative expenditures	U.S.$7,900,000

Total	U.S.$98,800,000

To the extent that some or all of the Underwriters’ Option is exercised, the Corporation intends to allocate all of the up to Cdn.$21,000,000 of proceeds from such Underwriters’ Option to exploration and development expenditures on the Oyu Tolgoi Project.

RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe’s business and the present stage of its development. Investors should give careful consideration to the risk factors described in “Item 4. Narrative Description of Business — Risk Factors” on pages 15 through 22 of Ivanhoe’s AIF, which is incorporated by reference in this short form prospectus. These risk factors include :

•	there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its exploration and development objectives;

•	Ivanhoe may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for a stability agreement in respect of the Oyu Tolgoi Project;

•	the Government of Mongolia treasury bills held by Ivanhoe may remain illiquid beyond the stated maturity date;

•	the mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established;

•	lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

•	Ivanhoe’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

•	future amendments to Mongolian laws could weaken, shorten or curtail Ivanhoe’s mineral exploration rights or make it more difficult or expensive to acquire and retain mining rights and carry out mining;

•	economic sanctions have been imposed by the United States, Canada and the European Union with respect to investing in and trading with Myanmar which may adversely affect the Monywa Copper Project. No proceeds from the Offering will be used, directly or indirectly, for investing in or trading with Myanmar. See “Use of Proceeds”;

•	the Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement;

•	the indebtedness on the Monywa Copper Project is subject to floating interest rates;

•	Ivanhoe faces geo-technical and development risks at the Monywa Copper Project, including generating capacity shortages and leaching process technical risks;

•	fluctuations in currency exchange rates may adversely affect the Savage River Project’s financial position and results of operations;

•	Ivanhoe has a limited customer base for its products and needs to secure additional markets;

•	the Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown;

•	there is a risk of long term decline in pellet grade at the Savage River Project;

•	the pit wall of the Savage River Project pit requires additional work to ensure its stability;

•	metal prices are volatile;

•	there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

•	competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

•	Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

•	a substantial portion of Ivanhoe’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

•	mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

•	Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

•	Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect Ivanhoe;

•	previous mining operations may have caused environmental damage at Ivanhoe’s mining sites, and its indemnities and exemptions from liability may not be effective;

•	Ivanhoe’s prospects depend on its ability to attract and retain key personnel, and certain directors of Ivanhoe are directors or officers of, or have significant shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Corporation at its principal offices in Vancouver and Toronto.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans, Vancouver on behalf of Ivanhoe and by Torys LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Goodmans, Vancouver, as a group, and the partners and associates of Torys LLP, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities offered hereby. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereof. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Ivanhoe Mines Ltd. (the “Corporation”) dated June 30, 2004 relating to the issue and sale of Common Shares. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. Our report is dated March 29, 2004.

(signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia
June 30, 2004

CERTIFICATE OF IVANHOE MINES LTD.

Dated: June 30, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Robert M. Friedland Chief Executive Officer	(signed) Peter Meredith Chief Financial Officer

On behalf of the Board of Directors

(signed) R. Edward Flood Director	(signed) David Huberman Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 30, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this prospectus as required by the securities laws of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP Securities Ltd. (signed) Eugene C. McBurney	BMO Nesbitt Burns Inc. (signed) Egizio Bianchini

June 30, 2004

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.)

IVANHOE MINES FILES FINAL PROSPECTUS FOR CDN$140 MILLION
EQUITY OFFERING OF COMMON SHARES

SINGAPORE — Ivanhoe Mines’ Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that the company has filed a final short-form prospectus in all provinces of Canada for a previously announced underwritten equity offering of 10,714,285 common shares from treasury at a price of CDN$7.00 per share, for gross proceeds of CDN$75 million.

In addition, the underwriters have exercised their option to buy an additional 9,285,715 common shares at CDN$7.00 per share, for gross proceeds of CDN$65 million, bringing the total gross proceeds from the offering to CDN$140 million.

The financing is expected to close on or about July 8th, 2004. Ivanhoe has granted the underwriters an option to buy up to an additional 15% of the total offering (3,000,000 shares) at CDN$7.00 per share for a period of 30 days from closing.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Information contacts
     Investors: Bill Trenaman: +1.604.688.5755
     Media: Bob Williamson: +1.604.688.5755

UNDERWRITING AGREEMENT

June 30, 2004

Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Attention:	Robert M. Friedland
Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

     GMP Securities Ltd. (“GMP”) and BMO Nesbitt Burns Inc. (collectively the “Underwriters”) understands that Ivanhoe Mines Ltd. (the “Company”) proposes to issue and sell 20,000,000 common shares (“Offered Shares”) of the Company (the “Offering”) at a price of $7.00 per Offered Share for aggregate gross proceeds of $140,000,000.

     Subject to the terms and conditions contained herein, the Underwriters hereby offer and agree to purchase the Offered Shares and the Company hereby agrees to issue and sell to the Underwriters, all but not less than all of the Offered Shares at the purchase price of $7.00 per Offered Share, for an aggregate purchase price of $140,000,000.

     The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares in connection with the private placements of the Offered Shares in the United States and Australia only in accordance with United States and Australian securities laws and the provisions of this Agreement and, in the case of the United States and without limiting the foregoing, specifically Section 17 of this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Offered Shares, and if the Over-Allotment Option (as defined herein) is exercised, the Over-Allotment Shares (as defined herein), being issued by the Company and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Offered Shares and Over-Allotment Shares at the offering price per Share set forth in the paragraphs above, and to the extent that Substituted Purchasers purchase Offered Shares and the Over-Allotment Shares, the obligations of the Underwriters to do so will be reduced by the number of Shares purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

Terms and Conditions

     The following are additional terms and conditions of the Agreement between the Company and the Underwriters:

1.	Definitions. Where used in this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

(a)	“affiliate” means affiliate as defined under the Securities Laws or any of them;

(b)	“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters herein;

(c)	“ASX” means the Australian Stock Exchange Limited;

(d)	“business day” means a day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(e)	“Closing Date” means July 8, 2004 or such earlier or later date as the Company and the Underwriters may agree, but in no event no later than August 11, 2004;

(f)	“Common Shares” mean common shares in the capital of the Company;

(g)	“Company” means Ivanhoe Mines Ltd.;

(h)	“Eligible Issuer” means an issuer which meets the eligibility criteria and has complied with the requirements of NI 44-101 so as to allow it to distribute securities using a short form prospectus;

(i)	“Environmental Authority” has the meaning ascribed thereto in section 12(aa);

(j)	“Environmental Laws” has the meaning ascribed thereto in section 12(aa);

(k)	“Environmental Permits” has the meaning ascribed thereto in section 12(aa);

(l)	“Final Prospectus” means the (final) short form prospectus of the Company qualifying the distribution of the Shares in all of the Qualifying Provinces;

(m)	“Financial Statements” means the audited consolidated balance sheets of the Company as at December 31, 2003 and December 31, 2002 and the consolidated statements of operations, shareholders’ equity and cash flows of the Company for the years ended December 31, 2003 and December 31, 2002, together with the comparative unaudited interim consolidated financial statements of the Company for the three month periods ended March 31, 2004 and 2003;

(n)	“Hazardous Substances” has the meaning ascribed thereto in section 12(aa);

(o)	“Information Record” means the documents incorporated by reference in the Final Prospectus;

(p)	“material change” means a material change as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means a change in the business, operations or capital of the Company or any of its Subsidiaries that would reasonably be expected to have a significant effect on the market price or value of any of the Company’s securities and includes a decision to implement such a change made by the board of directors or senior management of the Company;

(q)	“material fact” means a material fact as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company’s securities;

(r)	“misrepresentation” means a misrepresentation as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(s)	“NASDAQ” means The NASDAQ Stock Market;

(t)	“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

(u)	“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions;

(v)	“Offered Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(w)	“Optional Closing Time” has the meaning ascribed thereto in section 6;

(x)	“Over-Allotment Option” has the meaning ascribed thereto in section 6;

(y)	“Over-Allotment Shares” has the meaning ascribed thereto in section 6;

(z)	“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated June 23, 2004 prepared in connection with the qualification of the distribution of the Shares in the Qualifying Provinces, including any amendments thereto filed with the Securities Commissions;

(aa)	“Principal Subsidiaries” means, collectively, those Subsidiaries listed in Schedule “A”;

(bb)	“Qualifying Provinces” means, collectively, each of the provinces of Canada;

(cc)	“Securities Commissions” means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

(dd)	“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Provinces, including the respective rules, regulations, rulings and orders made thereunder;

(ee)	“Shares” means, collectively, the Offered Shares and the Over-Allotment Shares;

(ff)	“Subsidiaries” means all subsidiaries of the Company within the meaning of the Securities Laws or any of them, and “Subsidiary” means any one of such subsidiaries;

(gg)	“Supplementary Material” means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary materials, information or documents filed by or on behalf of the Company under the Securities Laws relating to the qualification for distribution of, inter alia, the Shares hereunder;

(hh)	“Time of Closing” means 5:30 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as the Company and the Underwriters may agree upon;

(ii)	“Trust Company” means CIBC Mellon Trust Company;

(jj)	“TSX” means the Toronto Stock Exchange;

(kk)	“U.S. Private Placement Memorandum” means the U.S. Placement Memorandum of the Company dated June 30, 2004 and any amendment thereto, prepared in accordance with U.S. securities laws;

(ll)	“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Prospectus.

     Any reference in this Agreement to a section, subsection, paragraph or subparagraph shall refer to a section, subsection, paragraph or subparagraph, as the case may be, of this Agreement.

     All words and personal pronouns relating thereto shall be read and construed in such manner as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

2.	Offering in the United States. Offers to purchase Shares in the United States shall be made only by affiliates of the Underwriters registered to sell securities in the United States or by purchasers substituted for such affiliates by the Underwriters, and only in accordance with United States securities laws and the provisions of this Agreement.

3.	Offering in Australia. Offers of Shares for issue or sale that are received in Australia shall be made only by persons holding an appropriate Australian financial services license or persons exempt from the requirement to hold such a license, and only without disclosure to investors under Part 6D.2 of the

Corporations Act 2001 (Commonwealth of Australia) and in accordance with the provisions of this Agreement.

4.	Attributes of the Shares. The Company covenants and agrees that the Shares to be issued shall be duly and validly issued by the Company and, when issued, shall have rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Final Prospectus.

5.	Qualification of Shares. The Company hereby covenants and agrees that:

(a)	the Company shall, as soon as possible and, in any event, not later than June 30, 2004 (or such later date as may be agreed to in writing by the Underwriters and the Company) have prepared and filed the Final Prospectus with each of the Securities Commissions under the Securities Laws, and shall have obtained receipts therefor dated the date of filing, and shall have taken all other steps and proceedings and fulfilled and complied with all legal requirements that may be necessary in order to qualify the Shares for distribution in each of the Qualifying Provinces by the Underwriters and other persons who are registered in a category permitting them to distribute the Shares under the Securities Laws;

(b)	until the distribution of the Shares is completed, the Company shall promptly take or cause to be taken all such additional steps and proceedings and fulfil and comply with all requirements from time to time required under the Securities Laws to continue to qualify the distribution of the Shares or, in the event that the Shares have, for any reason, ceased to so qualify, to so qualify again the Shares; and

(c)	the Company shall, as soon as possible and in any event by the Closing Date, fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, all legal requirements to be fulfilled or complied with by the Company to enable the Shares to be lawfully offered for sale and sold in the United States in accordance with section 17.

6.	Option to Cover Over-Allotment.

(a)	The Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase and offer for sale to the public for a 30 day period from the Closing Date, up to an additional number of Common Shares (the “Over-Allotment Shares”) equal to 15% of the aggregate number of Offered Shares for $7.00 per Over-Allotment Share. Delivery of and payment for any Over-Allotment Shares shall be made at the offices of Goodmans, Vancouver, British Columbia, at such time on such date as set out in the written notice of GMP, on behalf of the Underwriters, referred to below (the “Optional Closing Time”), which Optional Closing Time may occur on the Closing Date but shall in no event occur earlier than the Closing Date nor earlier than two nor later than five business days after the delivery of a written notice by GMP, on behalf of the

Underwriters, to the Company setting out the number of Over-Allotment Shares to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is 30 days after the Closing Date. Upon the furnishing of such notice, the Underwriters shall be committed to purchase and the Company shall be committed to issue and sell in accordance with, and subject to the provisions hereof, that number of Over-Allotment Shares as set out in the written notice by GMP, on behalf of the Underwriters.

(b)	Over-Allotment Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering and for market stabilization as permitted pursuant to Securities Laws.

7.	Distribution.

     The Underwriters will not solicit, directly or indirectly, offers to purchase or sell the Shares so as to require registration thereof or filing of a prospectus or other similar document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces. Notwithstanding the foregoing, the Underwriters may offer the Shares for sale in the United States subject to and in compliance with section 17, and for issue or sale in such other jurisdictions (including Australia) as the Underwriters may determine, provided that the offer and issue or sale of the Shares in such jurisdictions would not result in any registration or prospectus filing or similar requirements under the laws of such jurisdictions. GMP, on behalf of the Underwriters, shall notify the Company when, in the Underwriters’ opinion, the distribution of the Shares has been completed and provide the Company, in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Provinces where such breakdown is required by the Securities Commission of such Qualifying Province. The Underwriters will not offer any of the Shares for sale in Australia within 12 months after their issue, except as may be permitted under Australian securities law.

8.	Underwriters’ Fee. In consideration for the Underwriters’ services in:

(a)	assisting in the preparation of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material;

(b)	forming and managing any selling, banking or other groups in connection with the distribution of the Shares, should the Underwriters determine to do so;

(c)	distributing the Shares, both directly and through other registered dealers and brokers, in the Qualifying Provinces and other jurisdictions;

(d)	offering the Shares in the United States to Institutional Accredited Investors (as hereinafter defined) as Substituted Purchasers, in accordance with Regulation D and/or Section 4(2) of the U.S. Securities Act (as hereinafter defined);

(e)	arranging marketing information meetings; and

(f)	all other matters in connection with the issue and sale of the Shares in the Qualifying Provinces, the United States and other jurisdictions as agreed among the Company and the Underwriters,

the Company agrees to pay, on the basis of the number of Shares sold by them, to the Underwriters by wire transfer or other mutually acceptable method, at the Time of Closing (and, if applicable, at the Optional Closing Time) a commission fee of 4.5% of the total gross proceeds received by the Company.

9.	Delivery of Final Prospectus and Related Matters.

(a)	The Company shall cause to be delivered to the Underwriters as soon as possible but in any event no later than one day after the date of issuance of the receipt for the Final Prospectus in the Province of British Columbia and thereafter from time to time during the distribution of the Shares, as many commercial copies of the Final Prospectus, in the English and French language, as the Underwriters may reasonably request. The Company shall similarly cause to be delivered to the Underwriters, as promptly as practicable, commercial copies of any Supplementary Material, in the English and French language, required to be delivered to purchasers or prospective purchasers of the Shares. In addition, the Company shall as promptly as practicable cause to be delivered to the Underwriters such number of copies of the U.S. Private Placement Memorandum as the Underwriters shall reasonably require. The Company has heretofore delivered to the Underwriters copies of the Preliminary Prospectus, in the English and French language, as approved, signed and certified as required by the Securities Laws. Each delivery of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum shall have constituted or constitute, as the case may be, consent by the Company to the use by the Underwriters and members of their selling group (if any) of such documents in connection with the distribution and sale of the Shares in all of the Qualifying Provinces and, where applicable, the United States and other jurisdictions;

(b)	Each delivery of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and the U.S. Private Placement Memorandum by the Company to the Underwriters in accordance with subsection 9(a) shall constitute a representation and warranty of the Company to the Underwriters that, at the respective times of such delivery:

(i)	the information and statements (except information and statements relating solely to and supplied by the Underwriters) contained therein (including the information and statements in documents incorporated by reference therein):

(A)	are true and correct in all material respects and contain no misrepresentation; and

(B)	constitute full, true and plain disclosure of all material facts relating to the Shares and to the Company and its Subsidiaries; and

(ii)	no material fact has been omitted therefrom which is required to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they are made; and

(iii)	such document complies in all material respects with the Securities Laws and, in the case of the U.S. Private Placement Memorandum, U.S. securities laws; and

(c)	The Company shall deliver to the Underwriters, without charge, in Vancouver, British Columbia, prior to the filing of the Final Prospectus:

(i)	a copy of the Final Prospectus, signed as required by the Securities Laws of each of the Qualifying Provinces;

(ii)	a copy of the U.S. Private Placement Memorandum;

(iii)	a copy of any other document required to be filed by or on behalf of the Company under the Securities Laws of any of the Qualifying Provinces in connection with the public offering of the Shares;

(iv)	evidence reasonably satisfactory to the Underwriters that the application to list the Shares on the TSX has been conditionally accepted by the TSX;

(v)	a long form comfort letter dated the date of the Final Prospectus from the Company’s auditors, addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel and with reference to such matters as they may reasonably request, including:

(A)	as to the auditors’ opinion to the effect that the Financial Statements examined or reviewed by them comply in all material respects with all applicable accounting requirements, including, without limitation, Canadian generally accepted accounting principles and the applicable accounting requirements of the Securities Laws; and

(B)	as to the verification of the financial information, statistical and accounting data (the “Financial Information”) contained in the Final Prospectus and as to matters involving changes or developments since the respective dates as of which specified Financial Information is given in the Final Prospectus, to a date not more than two business days prior to the date of such letter.

A similar letter from the Company’s auditors shall be delivered to the Underwriters with respect to any Supplementary Material concurrently with the execution thereof;

(vi)	at the time of delivery to the Underwriters of the French language version of the Preliminary Prospectus, the Final Prospectus or any prospectus amendment:

(A)	an opinion of Quebec counsel addressed to the Company, the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus, Final Prospectus or prospectus amendment, as the case may be, to the effect that the French language version thereof (including documents incorporated by reference, but excluding Financial Statements and Financial Information which are the subject of the opinions of the auditors referred to below, as to which no opinion need be expressed by Quebec counsel) is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein; and

(B)	an opinion of the Company’s auditors addressed to the Company, the Underwriters and their respective counsel and dated that date of the Preliminary Prospectus, Final Prospectus or prospectus amendment, as the case may be, to the effect that the French language version of the disclosure contained in the Financial Statements and Financial Information or incorporated therein by reference is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein.

(vii)	such other documents as may reasonably be requested by the Underwriters or their counsel.

10.	Material Change.

(a)	The Company shall, from the date hereof until the completion of the distribution of the Shares, promptly upon becoming aware thereof, inform the Underwriters in writing of particulars of:

(i)	any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of the Company or any of the Subsidiaries;

(ii)	any material fact which has arisen or has been discovered and which would have been required to be stated in the Preliminary Prospectus, Final Prospectus, U.S. Private Placement Memorandum or any Supplementary

Material had such fact arisen or been discovered on or prior to the date of the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any such Supplementary Material; or

(iii)	any change in any material fact contained in the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material or any event or state of facts that has occurred after the date hereof which, in any case, is of such a nature as to render the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material untrue or misleading in any material respect or to result in any misrepresentation in the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material, including as a result of the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, or which would result in the Preliminary Prospectus, Final Prospectus or any Supplementary Material not complying with any Securities Laws or which would result in the U.S. Private Placement Memorandum not complying with any U.S. Securities laws;

(b)	The Company shall comply with Section 67 of the Securities Act (British Columbia) and with the comparable provisions of the other Securities Laws, and shall prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the reasonable opinion of the Underwriters and their counsel may be necessary or advisable in order to comply with, and shall otherwise comply with, all legal requirements necessary to continue to qualify the Shares for distribution in each of the Qualifying Provinces; and

(c)	In addition to the provisions of subsections 10(a) and 10(b), the Company shall in good faith discuss with the Underwriters any change, event or fact contemplated in subsections 10(a) and 10(b) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under subsection 10(a), and shall consult with the Underwriters with respect to the form and content of any amendment proposed to be filed by the Company, it being understood and agreed that no such amendment shall be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably.

11.	Regulatory Approvals.

(a)	The Company shall file or cause to be filed with the TSX all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Shares have been approved for listing and posting for trading on the TSX prior to the Closing Date, subject only to satisfaction by the Company of the conditions imposed by such exchange (“Standard Listing Conditions”) as set out in its conditional approval letter dated June 25, 2004 or otherwise as required in the normal course; and

(b)	The Company shall make all necessary filings and shall obtain all regulatory and other consents and approvals required in connection with the transactions contemplated herein.

12.	Representations and Warranties of the Company. The Company represents and warrants to the Underwriters as of the date hereof and as of the Closing Date, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a)	the Company and each of the Subsidiaries:

(i)	is a corporation duly incorporated, amalgamated or continued and validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuation;

(ii)	is duly qualified to carry on its business and is in good standing in its jurisdiction of incorporation, amalgamation or continuation and in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that the failure to be so qualified would not have a material adverse effect upon the Company and its Subsidiaries, taken as a whole; and

(iii)	has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, to own, lease and operate its property and assets;

(b)	the Company and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, or approvals, consents, certificates, registrations and authorizations would not have a material adverse effect upon the Company and its Subsidiaries, taken as a whole;

(c)	except as disclosed in the Final Prospectus and the Information Record, (i) the Company’s direct or indirect ownership interest in each Subsidiary is held free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, (iv) each Subsidiary is directly or indirectly beneficially wholly-owned by the Company, and (v) except for the securities of the Subsidiaries, neither the Company nor its Subsidiaries own any securities or ownership interest in any other person which are material to the Company and its Subsidiaries, taken as a whole;

(d)	the Company has no material subsidiaries other than the Principal Subsidiaries listed in Schedule “A” attached hereto;

(e)	the Company has all requisite corporate power and authority to enter into this Agreement and the performance of the terms hereof, the transactions contemplated hereby and the granting of the Over-Allotment Option, the issuance and sale by the Company of the Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(f)	at the Time of Closing and upon payment for the Offered Shares, the authorized capital of the Company will consist of an unlimited number of Common Shares and an unlimited number of preferred shares without par value, of which at such time, after giving effect to the issuance of the Offered Shares by the Company, no preferred shares and 294,948,478 Common Shares will be issued and outstanding as fully paid and non-assessable shares;

(g)	other than as disclosed in the Final Prospectus and the Information Record or as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or any of the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or any of the Subsidiaries;

(h)	at the time of delivery thereof to the Underwriters:

(i)	the Preliminary Prospectus fully complied with, and the Final Prospectus, each in the English and French languages, the U.S. Private Placement Memorandum, and all Supplementary Material will fully comply with, the requirements of the Securities Laws and United States securities laws, as applicable;

(ii)	the Preliminary Prospectus provided and the Final Prospectus, the U.S. Private Placement Memorandum and all Supplementary Material will provide, full, true and plain disclosure of all material facts relating to the Company and to the Shares; and

(iii)	the Preliminary Prospectus did not contain and the Final Prospectus, the U.S. Private Placement Memorandum and all Supplementary Material will not contain, any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading, provided, however that the foregoing representations, warranties and agreements of the Company do not and will not apply with respect to information and statements contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or Supplementary Material which relate solely to the Underwriters for inclusion in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or Supplementary Material;

(i)	as soon as they are available, copies of the English and French language versions of any prospectus amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws;

(j)	the execution and delivery of this Agreement, the performance of the terms hereof by the Company and the issuance, sale and delivery of the Shares and the consummation of the other transactions contemplated herein and in the Final Prospectus:

(i)	do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or will be obtained prior to the Time of Closing, and such as may be required (and shall be obtained as provided herein prior to the Time of Closing) under applicable Securities Laws; and

(ii)	do not and will not result in a breach of, and are not and will not be in conflict with, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of the constating documents of the Company or resolutions of the securityholders, directors, or any committee of directors of the Company,

(B)	any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease, license, or other document to which the

Company is a party or to which it is subject or by which it is bound; or

(C)	any laws applicable to the Company and the sale of the Shares or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company;

(k)	the Shares have been validly created and issued by the Company and the Shares have been duly allotted and reserved for issuance by all necessary corporate action on the part of the Company and shall, upon receipt of consideration therefor, be issued as fully-paid and nonassessable shares in the capital of the Company, and all statements made in the Final Prospectus describing the Shares are accurate;

(l)	the Company is, and will at the Time of Closing be, an Eligible Issuer and a “reporting issuer”, not in default of its obligations under the securities laws of each of the provinces of Canada, and no material change relating to the Company (except in respect of this offering) has occurred with respect to which the requisite material change report has not been filed under the securities laws of such provinces and no such disclosure has been made on a confidential basis;

(m)	there has not been any reportable event (within the meaning of National Policy Statement 31 of the Canadian Securities Administrators) with the auditors of the Company;

(n)	the auditors of the Company who audited the financial statements for the year ended December 31, 2003 and who provided their audit report thereon are independent public accountants;

(o)	there has never been a reportable disagreement with the present or any former auditors of the Company;

(p)	the currently issued and outstanding Common Shares of the Company are listed and posted for trading on the TSX and are quoted on the ASX and on NASDAQ, and the Company is in compliance with all rules and policies of such exchanges, and further, that Common Shares of the Company are quoted ED securities under and as defined in section 111AM of the Corporations Act 2001 (Commonwealth of Australia) and have been so at all times in the 12 months prior to the Closing Date;

(q)	the Shares have been approved for listing on the TSX, subject to compliance with the Standard Listing Conditions;

(r)	the Trust Company, at its principal offices in the city of Vancouver, has been duly appointed transfer agent and registrar for the Common Shares of the Company;

(s)	except as provided herein, there is no person, firm or corporation acting or purporting to act for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or purporting to act for the Company becomes entitled at law to any fee from the Underwriters, the Company covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

(t)	other than as disclosed in the Final Prospectus and the Information Record, since December 31, 2003,

(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of the Company or the Subsidiaries, taken as a whole;

(ii)	the Company and the Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by the Company or its Subsidiaries which is material to the Company and Subsidiaries, taken as a whole, other than those in the ordinary course of business;

(iii)	the Company has not incurred or surrendered any right of material value; and

(iv)	here has been no material change in the capital or long term debt of the Company or the Subsidiaries, taken as a whole;

(u)	other than as disclosed in the Final Prospectus and the Information Record:

(i)	the Company and its Subsidiaries are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(ii)	all indebtedness of the Company and its Subsidiaries is being paid in the ordinary course of business; and

(iii)	the Company and its Subsidiaries are not a party to any agreement restricting the Company or any Subsidiary from engaging in any line of business which the Company or any of its Subsidiaries currently engages or proposes to engage in or competing with any other person in any business in which the Company or any of its Subsidiaries currently engages or proposes to engage in;

(v)	other than as disclosed in the Final Prospectus and the Information Record, the Company has not, since December 31, 2003, directly or indirectly declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or directly or indirectly, redeemed, purchased or otherwise acquired any of its securities, or agreed to do any of the foregoing;

(w)	other than as disclosed in the Final Prospectus and the Information Record or as disclosed in writing to the Underwriters, the Company has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of the Company and its Subsidiaries, taken as a whole;

(x)	other than as disclosed in the Final Prospectus and the Information Record, there is no action, suit, proceeding or investigation in respect of the Company and the Subsidiaries, taken as a whole, pending or, to the knowledge of the Company or its directors and officers, threatened against or affecting the Company and the Subsidiaries, taken as a whole, at law or in equity or before or by any federal, provincial, municipal government, court or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially and adversely affect the Company or the Subsidiaries, taken as a whole, or the condition (financial or otherwise) of the Company or the Subsidiaries, taken as a whole, or which questions the validity of the issue and sale of the Shares or of any action taken or to be taken by the Company pursuant to or in connection with this Agreement;

(y)	except in respect of the Sabetaung & Kyisintaung mine’s insurance coverage, the assets of the Company and its Principal Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company or Principal Subsidiary have not failed to promptly give any notice or present any material claim thereunder;

(z)	the Company is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, and has not engaged in any unfair labour practice;

(aa)	the Company and the Subsidiaries have been and are in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions (the “Environmental Laws”) rendered by any ministry, department or administrative or regulatory agency (“Environmental Authority”) relating to the protection of human health and safety, the environment or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances (“Hazardous Substances”) and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to liability under any applicable Environmental Laws, and there are no environmental audits, evaluations, assessments or studies relating to the Company or its Subsidiaries;

(bb)	the Company and each of the Subsidiaries has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws necessary for the operation of the business carried on by the Company and its Subsidiaries (the “Environmental Permits”) except approval of an environmental impact assessment for the Company’s Oyu Tolgoi Project which is required prior to commencement of construction of the mining facilities. Each Environmental Permit is valid, subsisting and in good standing and the Company is not in default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke, amend or limit any Environmental Permit;

(cc)	neither the Company nor any of the Subsidiaries has used or permitted to be used any of its assets or facilities, whether owned, leased, occupied, controlled or licensed or which it owned, leased, occupied, controlled or licensed at any prior time, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance except in compliance with the Environmental Permits and all applicable Environmental Laws;

(dd)	neither the Company nor any of the Subsidiaries has received any notice of, or been prosecuted for, an offence alleging violation of or non-compliance with any Environmental Law, nor has it settled any allegation of violation or noncompliance short of prosecution. The Company is not aware of any orders of Environmental Authorities relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the business or any property, facilities or assets (whether currently owned, leased, occupied, controlled or licensed or owned, leased, occupied, controlled or licensed at any time prior to the date hereof) of the Company or any of the Subsidiaries;

(ee)	except in compliance with the Environmental Permits and all Environmental Laws, neither the Company nor any of the Subsidiaries has caused, allowed or permitted, or has any knowledge of, the release of any Hazardous Substance into the environment, in any manner whatsoever, or the presence of any Hazardous Substance on, under, around or from any of its properties, facilities or other assets (whether owned, leased, occupied, controlled or licensed), or any property, facility or other asset which it owned, controlled, occupied, licensed or leased at any time prior to the date hereof, or any such release or presence on or from a property, facility or other asset owned, leased, occupied, managed, controlled or licensed by third parties but with respect to which the Company or any of the Subsidiaries is or may reasonably be alleged to have liability. All Hazardous Substances used in whole or in part by the Company or any of the Subsidiaries or resulting from their respective businesses have been disposed of, treated or stored in compliance with all Environmental Permits and all Environmental Laws;

(ff)	neither the Company nor any of the Subsidiaries has received any notice from any Environmental Authority that its business or the operation of any of its properties, facilities or other assets is in violation of any Environmental Law or any Environmental Permit or that it is responsible (or potentially responsible) for the clean up of any Hazardous Substances at, on or beneath any of its property, facilities or other assets (whether currently owned, leased, occupied, managed, controlled or licensed, or owned, leased, occupied, managed, controlled or licensed at any time prior to the date hereof), or at, on or beneath any other land or in connection with any waste or contamination migration to or from any of the Company’s or any of the Subsidiaries’ properties, facilities or other assets;

(gg)	neither the Company nor any of the Subsidiaries is the subject of any international, foreign, federal, provincial, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws or Environmental Permits;

(hh)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority having jurisdiction over the Company and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge after due inquiry, contemplated or threatened by any such authority or under any applicable securities laws;

(ii)	other than as disclosed in the Final Prospectus and the Information Record, neither the Company nor any of the Subsidiaries is in material violation of its constating documents or resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(jj)	the Financial Statements are complete and comply with applicable securities laws in all material respects, and fairly present the consolidated financial position of the Company as of the dates and for the periods indicated, and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout such periods;

(kk)	each of the Company and the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or any of the Subsidiaries; there are no actions, suits or proceedings threatened or pending against the Company or any of the Subsidiaries in respect of taxes, governmental charges or assessments and there are no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(ll)	all original minute books and corporate records of the Company and each of its Principal Subsidiaries have been made available to Torys LLP, counsel to the Underwriters, in connection with due diligence investigations of the Company and the Principal Subsidiaries, each minute book contained complete documentation in all material respects of all proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company and each of its Principal Subsidiaries for the periods from their respective dates of incorporation, amalgamation or acquisition by the Company, as the case may be, to the date of review thereof by such counsel, and there have been no meetings, resolutions or proceedings since the date of review which are material in the context of the Company and the Subsidiaries, taken as a whole;

(mm)	since August 15, 1997, the Company has not exported any goods from Canada to Myanmar;

(nn)	the Company’s only activities in Myanmar are the Monywa Copper Project and the Block 10 Project as described in the Prospectus;

(oo)	the Oyu Tolgoi Project, the Monywa Copper Project and the Savage River Project (each as defined in the Information Record) are the only material mineral projects of the Company; except as disclosed in the Final Prospectus and the Information Record, all mineral licences or other interests in the Oyu Tolgoi Project (as such interests are set out in Schedule “C”), the Monywa Copper Project, the Savage River Project and in all other mineral properties of the Company or the Subsidiaries are owned or held by the Company or the Subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances, and no royalty is payable in respect of any of them, and no other property rights are currently necessary for the conduct of the Company’s or the Subsidiaries’ business; there are no restrictions on the ability of the Company or the Subsidiaries to use, transfer or otherwise exploit any such property rights except as set out in the Final Prospectus and the Information Record, and the Company or the Subsidiaries do not know of any claim or basis for a claim that may adversely affect such rights;

(pp)	the technical reports relating to the Oyu Tolgoi Project have been prepared in compliance with NI 43-101, by an independent qualified person within the meaning of NI 43-101;

(qq)	all written agreements and other written materials provided to or made available to the Underwriters and their counsel contain no material misrepresentations as of the date provided;

(rr)	the net proceeds of the offering of the Shares will be used by the Company as described in the Final Prospectus;

(ss)	the Company is not issuing the Shares with the purpose of them being on-sold, whether by the Underwriters or other persons, to retail investors in Australia;

(tt)	the Company is, and will be until the completion of the distribution of the Shares hereunder, subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is not in default of its obligations under the U.S. Exchange Act or the Sarbanes Oxley Act of 2002; and

(uu)	all material written representations and submissions made by or on behalf of the Company to any Securities Commission or stock exchange or any other regulatory authority in furtherance of the filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, other than for written information provided by or in respect of the Underwriters and their affiliates are true and correct in all material respects and contain no misrepresentation.

13.	Additional Covenants of the Company. The Company covenants and agrees with the Underwriters that the Company:

(a)	shall not invest, directly or indirectly in Myanmar any proceeds of the Offering, including the proceeds from the sale of the Over-Allotment Shares, and no proceeds of the Offering, including the proceeds from the sale of the Over-Allotment Shares, will be used, directly or indirectly, to assist in any way the export or attempted export of goods from Canada to Myanmar, or the shipment, transshipment, or diversion of any goods to Myanmar;

(b)	shall advise the Underwriters promptly after receiving notice thereof, of the time when the Final Prospectus or any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence satisfactory to the Underwriters of each such filing and issuance of receipts;

(c)	shall, until the completion of the distribution of the Shares, advise the Underwriters promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Commission or other regulatory authority of any order suspending or preventing the use of the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material;

(ii)	the suspension of the qualification of the Shares or offering or sale thereof in any of the Qualifying Provinces or the United States;

(iii)	the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any Securities Commission for amending or supplementing the Final Prospectus or for additional information, and will use its best efforts to prevent the issuance of any such order, and, if any such order is issued, to use its best efforts to obtain the withdrawal thereof as quickly as possible;

(d)	allow, until completion of the distribution of the Shares, the Underwriters and counsel to the Underwriters, acting reasonably, full access to all books, records, documents, agreements and other material of the Company and its Subsidiaries to conduct all due diligence investigations, examinations and inspections which the Underwriters and their counsel, in their opinion, acting reasonably, may require in order to fulfil the Underwriters’ obligation to avail themselves of a defence to any claim for misrepresentation in the Final Prospectus or any Supplementary Material and shall be entitled to review and copy such books, records, documents, agreements and other material, inspect properties of the Company and its Subsidiaries, except where copying may be restricted by the terms of the contract, and consult with management of the Company and its Subsidiaries;

(e)	shall execute or use its reasonable best efforts to procure the execution of all documents and use its reasonable best efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to fulfil, to the satisfaction of counsel for the Underwriters, acting reasonably, the terms and conditions of this Agreement, including without limitation, the conditions of closing as set out herein and all legal requirements to enable the Underwriters to offer the Shares for sale to the public in all of the Qualifying Provinces and on a private placement basis in the United States in accordance with the applicable Securities Laws and U.S. securities laws, and in other jurisdictions in accordance with applicable laws, and shall use its reasonable best endeavours to give a notification to the ASX under Category 1 of the Australian Securities and Investments Commission Class Order [CO 02/1180] or under proposed paragraph 708A(5)(e) of the Corporations Act 2001 (Commonwealth of Australia) (as anticipated to be amended) at or about the time of issue of the Offered Shares and the Over-Allotment Shares (if any);

(f)	shall not, without prior consultation with the Underwriters, for the period commencing on the date hereof and expiring on the Closing Date, issue any press release, and for the period expiring on the Optional Closing Time, provide to the Underwriters a copy of every press release issued immediately upon issuance thereof;

(g)	during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Company shall not, without the prior written consent of GMP, on behalf of the Underwriters, (which consent shall not be unreasonably withheld), reserve, allot, create or issue any shares or securities convertible, exchangeable or exercisable for shares of the Company, or agree or become bound to do so or publicly announce any intention to do so, other than:

(i)	the securities to be issued as contemplated hereby;

(ii)	options issuable under, and Common Shares issuable pursuant to the exercise of options issued under, the Company’s stock option plan; or

(iii)	Common Shares issuable pursuant to the exercise of outstanding warrants or other convertible securities or similar rights as disclosed in the Final Prospectus and Information Record or Schedule “B” hereto.

14.	Conditions of Closing in Favour of the Underwriters. The Underwriters shall not be obligated to purchase the Shares as herein provided unless, at or prior to the Time of Closing, each of the following conditions has been satisfied, it being understood that the conditions are for the sole benefit of the Underwriters and may be waived in writing, in whole or in part, by the Underwriters in their discretion:

(a)	the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b)	the representations and warranties of the Company contained herein including, without limitation, those arising by reason of the delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material, continue to be true and correct as at the Time of Closing, after giving effect to the transactions contemplated hereby;

(c)	all necessary documents have been filed and all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the sale of the Shares to the public in each of the Qualifying Provinces through persons who are registered under applicable legislation;

(d)	the Shares have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of the Standard Listing Conditions;

(e)	all authorizations, approvals, consents, waivers or permits, if any, of any governmental authority, regulatory body, any contracting party to any agreement by which the Company or any of its Subsidiaries is a party or is bound that are required in connection with the lawful issuance and sale of the Shares and the transactions contemplated by this Agreement shall have been obtained and effective as of the Closing Date;

(f)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of any securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending, contemplated or threatened;

(g)	the Underwriters shall have received favourable legal opinions, dated the Closing Date and addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, from the Company’s counsel with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Shares, including that:

(i)	the Company is:

(A)	a corporation duly incorporated or continued and existing under the laws of the Yukon territory and in good standing with respect to the filing of annual returns under the Business Corporations Act (Yukon),

(B)	duly registered or licensed to carry on business under the laws of the jurisdictions in which it carries on business, except to the extent that the failure to do so would not have a material adverse effect upon the Company and its Subsidiaries taken as a whole, and

(C)	has all requisite corporate power and capacity to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets;

(ii)	the authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value, of which no preferred shares and 294,948,478 Common Shares are issued and outstanding after giving effect to the issuance of the Offered Shares;

(iii)	all necessary corporate action has been taken by the Company to create, authorize and issue the Offered Shares and the Over-Allotment Option;

(iv)	the Offered Shares have been authorized, validly created and issued by the Company and are fully paid and non-assessable Common Shares in the capital of the Company;

(v)	all necessary corporate action has been taken by or on behalf of the Company to authorize the execution and delivery of the U.S. Private Placement Memorandum and the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

(vi)	the Company has all requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder, all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of this Agreement, the performance of its obligations hereunder and the transactions contemplated hereby and this Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the parties to this Agreement except the Company, constitute valid and binding obligations of the Company enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(vii)	the rights, privileges, restrictions and conditions attaching to the Common Shares and preferred shares of the Company are accurately summarized in all material respects under the heading “Description of Share Capital” in the Final Prospectus;

(viii)	all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits, consents and authorizations of the Securities Commissions have been obtained and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the issuance and sale of the Shares to the public in each of the Qualifying Provinces through persons who are registered under applicable legislation;

(ix)	the Shares have been listed and posted for trading on the TSX, subject only to the Standard Listing Conditions;

(x)	the Common Shares are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans under the Income Tax Act (Canada) and will not constitute foreign property for such plans;

(xi)	subject to general investment provisions, the Shares are eligible investments or are not precluded as investments under the statutes set out under the heading “Eligibility for Investment” in the Final Prospectus;

(xii)	the form and terms of the definitive certificates representing the Common Shares have been approved and adopted by the directors of the Company and the definitive certificates representing the Common Shares comply with all legal requirements of the Business Corporations Act (Yukon);

(xiii)	the Trust Company at its principal offices in the City of Vancouver has been duly appointed the transfer agent and registrar for the Common Shares of the Company;

(xiv)	the execution and delivery of this Agreement, the performance of the terms hereof, the issuance, sale and delivery of the Shares and the consummation of the other transactions contemplated herein and in the Final Prospectus by the Company do not and will not result in a breach of or be in conflict with, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of the constating documents of the Company or resolutions of the securityholders, directors, or any committee of directors of the Company, or

(B)	to the best of such counsel’s knowledge, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease, license, or other document to which the Company is a party or to which it is subject or by which it is contractually bound;

(xv)	to the best of such counsel’s knowledge, other than as disclosed in the Final Prospectus and the Information Record, there is no action, proceeding or investigation in respect of the Company or its Subsidiaries pending or threatened against or affecting the Company or any of the Subsidiaries, at law or in equity or before any federal, provincial, state, municipal government, court or other governmental department, commission, board or agency, domestic or foreign, which in any way would materially and adversely affect the Company and its Subsidiaries, taken as a whole; and

(xvi)	as to such other matters as counsel to the Underwriters may reasonably request, relating to the offering of the Shares as contemplated herein.

In connection with such opinion, counsel to the Company may rely on the opinions of local counsel acceptable to counsel to the Underwriters, as to the qualification for distribution of the Shares and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others. Where such opinions above state that a matter is “to the best of such counsel’s knowledge and belief” it shall mean in the course of acting for the Company those lawyers in the firm who have rendered legal services in connection with the distribution of the Shares under the Final Prospectus have acquired no actual knowledge and received no information to cause them to believe that the statements qualified by that expression are not correct;

(h)	the Underwriters shall have received an appropriate legal opinion dated the Closing Date from Quebec counsel as to compliance with the laws of Quebec relating to the use of the French language;

(i)	the Underwriters shall have received a favourable legal opinion from foreign counsel, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to Ivanhoe Mines Mongolia Inc. (BVI), Ivanhoe Mines Mongolia Inc. XXK (Mongolia), ABM Mining Limited (Yukon), Goldamere Holdings (Canada) Limited (Yukon) (the “Specified Subsidiaries”) relating to (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where the Specified Subsidiaries carry on business; (ii) the outstanding share capital; (iii) the ownership of the issued and outstanding shares; and (iv) the title to the mineral licences or other rights relating to the Oyu Tolgoi Project;

(j)	the Underwriters shall have received a favourable legal opinion from Australian counsel, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to (i) the Offering’s compliance with Part 6D.2 of the Corporations Act 2001 (Commonwealth of Australia); (ii) the registration and continued existence under the laws of the applicable jurisdiction and legal capacity and powers of Beviron Pty. Ltd. (Australia) and Goldamere Pty. Ltd. (Australia); (iii) the share capital of Beviron Pty. Ltd. (Australia) and Goldamere Pty. Ltd. (Australia); (iv) the ownership of the issued shares of Beviron Pty. Ltd. (Australia) and Goldamere Pty. Ltd. (Australia); and (v) the breach or contravention of, or the absence of, any law, regulation, rule, sanction or policy of the Commonwealth of Australia with respect to persons or entities carrying on business in, trading or otherwise or investing in Myanmar, or facilitating any of the foregoing;

(k)	if the Underwriters provide certificates regarding compliance with Rule 506 of Regulation D of the U.S. Securities Act (as hereinafter defined), in the form of Schedule “E” hereto, the Underwriters shall have received a favourable legal opinion from the Company’s United States counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with sale in the United States of the Shares by the Company to Substituted Purchasers for the Underwriters;

(l)	the Underwriters shall have received a long form comfort letter and certificates from the Company’s auditors, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing forward to the Closing Date the information contained in the comfort letter and certificates referred to in subsection 9(c)(v) hereof,

(m)	the Underwriters shall have received incumbency certificates, dated the Closing Date, including specimen signatures of the Chief Executive Officer and the Chief Financial Officer and any other signing officer or director of the Company;

(n)	the Underwriters shall have received a certificate, dated the Closing Date and addressed to the Underwriters and their counsel, signed by the Chief Executive Officer and Chief Financial Officer of the Company, in the form and substance satisfactory to the Underwriters and their counsel, acting reasonably, certifying for and on behalf of the Company, to the effect that:

(i)	the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(ii)	the representations and warranties of the Company contained herein, including without limitation those arising by reason of the delivery of the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated hereby;

(iii)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Shares or any other securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

(iv)	the constating documents of the Company attached to such certificate are full, true and correct copies and in effect on the date thereof, unamended;

(v)	each such officer has carefully examined the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material and, since the respective dates as of which information is given in the Final Prospectus, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations (actual, anticipated, accrued, contingent or otherwise) or entered into any material transaction not in the ordinary course of business, and there has been no material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of the Company or any of the Subsidiaries, taken as a whole; and there has occurred no event and exists no state of fact that is required, under the Securities Laws and the terms of this Agreement, to be set forth in an amendment to the Final Prospectus or the U.S. Private Placement Memorandum that has not been so set forth and the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Materials contains full, true and plain disclosure of all material facts relating to the Shares and the Company; and

(vi)	such other matters as the Underwriters or their counsel may reasonably request;

and all such matters shall in fact be true and correct as at the Time of Closing; and

(o)	all actions required to be taken by or on behalf of the Company and all requisite filings with governmental authorities, shall have occurred at or prior to the Time of Closing so as validly to authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and to create and grant the Option, to allot and create, as applicable, and issue and sell the Shares having the rights, privileges, restrictions and conditions contemplated thereby and by the Final Prospectus and to authorize the execution and delivery of this Agreement.

15.	Closing.

(a)	The Closing of the purchase and sale of the Offered Shares shall occur at the Time of Closing at the offices of Goodmans, Suite 1900 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 or such other place as the Company and the Underwriters may agree;

(b)	At the Time of Closing relating to the sale of the Offered Shares, the Company shall issue and sell the Offered Shares by the Company causing to be delivered to GMP, on behalf of the Underwriters, in Toronto, Ontario certificates in definitive form representing the Common Shares to be purchased by the Underwriters hereunder at such Time of Closing, duly registered in such name or names as GMP, on behalf of the Underwriters, have directed at least 24 hours prior to such Time of Closing, against payment by the Underwriters of the purchase price therefor by wire transfer to or at the direction of the Company; and

(c)	In addition, at such Time of Closing, the Company shall contemporaneously pay to the Underwriters, a commission equal to 4.5% of the gross proceeds of the sale of the Offered Shares for the Underwriters’ services in connection with the issuance and sale of such Offered Shares, by wire transfer or such other method as the parties may agree upon.

16.	Closing for Shares Purchased under Over-Allotment Option.

(a)	In the event the Over-Allotment Option is exercised, the Company shall sell to the Underwriters, at or prior to the Optional Closing Time, that number of Over-Allotment Shares as set out in the notice provided in accordance with section 6. At the Optional Closing Time, the Company shall deliver to GMP, on behalf of the Underwriters:

(i)	in Toronto, Ontario or as otherwise directed by GMP on behalf of the Underwriters, the certificates representing the number of Over-Allotment Shares to be purchased by the Underwriters, registered in such name or names as shall be designated by GMP, on behalf of the Underwriters, not less than 24 hours prior to the Optional Closing Time, against payment by the Underwriters to the Company of the purchase price therefor by wire transfer or other payment method acceptable to the parties; and

(ii)	payment from the Company (by payment method acceptable to the parties) in an amount equal to 4.5% of the aggregate purchase price for their respective Over-Allotment Shares being purchased by the Underwriters, payable to the Underwriters, for their services in connection with the issuance and sale of such Over-Allotment Shares, which shall be a several obligation to the extent of Over-Allotment Shares sold.

(b)	The obligation of the Underwriters to complete the purchase of the Over-Allotment Shares hereunder if the Over-Allotment Option granted pursuant to section 6 hereof is exercised, is subject to the satisfaction of the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived in writing, in whole or part, by GMP, on behalf of the Underwriters, in their discretion:

(i)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of any securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending contemplated or threatened;

(ii)	the receipt by the Underwriters of certificates signed by the Company as referred to and described in section 14, dated the date of the Optional Closing Time and acceptable in all reasonable respects to the Underwriters and counsel to the Underwriters;

(iii)	the receipt of opinions from counsel and a long form auditors comfort letter as described in section 14 dated the date of the Optional Closing Time and acceptable in all reasonable respects to the Underwriters and counsel to the Underwriters; and

(iv)	the receipt of such other documents as reasonably requested by the Underwriters or their counsel.

17.	United States Selling Restrictions, Representations and Covenants.

(a)	For the purposes of this section 17, the following terms shall have the meanings indicated:

(i)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902 of Regulation S, without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(ii)	“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902 of Regulation S;

(iii)	“Institutional Accredited Investor” means an investor that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(iv)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(v)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(vi)	“SEC” means the United States Securities and Exchange Commission;

(vii)	“Securities” means the Shares;

(viii)	“Selling Firms” means the dealers and brokers other than the Underwriters, if any, who participates in the offer of the Shares pursuant to the Underwriting Agreement;

(ix)	“Subscription Agreement” means the form of agreement attached hereto as Schedule “D”;

(x)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902 of Regulation S;

(xi)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(xii)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(xiii)	“U.S. Person” means “U.S. person” as that term is defined in Rule 902 of Regulation S;

(xiv)	“U.S. Placement Agent” means a U.S. broker-dealer affiliate of an Underwriters that offers Shares in the United States pursuant to this Agreement; and

(xv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Unless otherwise defined in this section 17, all additional initially capitalized terms used herein continue to have the meaning ascribed thereto in this Agreement.

(b)	The Underwriters:

(i)	acknowledge that the Securities have not been and will not be registered with the SEC under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

(ii)	agree that neither they, nor any member of the Selling Firms, nor any of their respective affiliates: (A) have engaged or will engage in any Directed Selling Efforts with respect to the Shares, (B) except to the extent permitted by subsection (c) of this section 17, have made or will make any offer to sell or solicitation of an offer to buy any of the Shares to any person or (ii) any sale of the Shares to any person unless (1) the offer is not made to any person in the United States, (2) the seller of such Shares and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Shares such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (C) have taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act, or (D) have solicited or will solicit offers for, or have made or will make offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act;

(iii)	represent that all offers and sales of the Securities in the United States were made to Institutional Accredited Investors;

(iv)	agree that all purchasers of Shares in the United States (each, a U.S. Purchaser) shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Regulation D or another exemption from registration thereunder;

(v)	agree that all offers of the Shares in the United States will be made by the U.S. Placement Agents in compliance with all applicable United States federal and state laws with respect to the registration and conduct of securities brokers and dealers;

(vi)	agree that they have caused or will promptly cause each member of the Selling Firms to acknowledge in writing its awareness of and agreement to be bound by and shall use their best efforts to ensure that each member of the Selling Firms complies with the provisions of this section 17 in connection with all offers and sale of the Shares;

(vii)	represent that their respective broker-dealer affiliated U.S. Placement Agents are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

(viii)	agree that they have not used and will not use any written material in connection with the offering of the Shares in the United States other than the U.S. Private Placement Memorandum, including the Final Prospectus (together, the “Offering Documents”);

(ix)	represent that prior to the sale of any Securities in the United States, it caused each U.S. Purchaser to sign a Subscription Agreement containing representations, warranties and agreements to the Company substantially similar to those set forth in Schedule “D” to this Agreement; and

(x)	represent that immediately prior to transmitting the Offering Documents to offerees in the United States or to or on behalf of any U.S. Person, the Underwriters and the U.S. Placement Agent had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date of this representation they continue to believe that each U.S. Purchaser is an Institutional Accredited Investor.

(c)	It is understood and agreed that the Shares may be offered by the Underwriters and members of the Selling Firms in the United States only in compliance with all applicable state securities (“blue sky”) laws of the United States and in a transaction exempt from the registration requirements of the U.S. Securities Act, pursuant to Rule 506 of Regulation D, to Institutional Accredited Investors, provided that each purchaser pursuant to this paragraph (c) shall execute and deliver a Subscription Agreement; provided however, that sales of Shares in the United States may only be made if prior to any such sale each purchaser shall have been provided with the Final Prospectus and the U.S. Private Placement Memorandum.

(d)	The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Company with respect to the distribution of the Shares, except (i) with their affiliates, (ii) with the U.S. Placement Agents, or (iii) with members of the Selling Firms in accordance with this section 17.

(e)	At the Time of Closing, the Underwriters shall cause their respective U.S. Placement Agent to deliver a certificate, substantially in the form of Schedule E to this Agreement, relating to the manner of the offer and sale in the United States of the Shares.

(f)	The Company:

(i)	represents that the Company at the date hereof is, and on the Closing Date will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(ii)	represents and agrees that neither it nor any of its affiliates (A) has engaged or will engage in any Directed Selling Efforts with respect to the Securities, (B) except to the extent permitted by subsection (c) of this Section 17, has made or will make (i) any offer to sell or solicitation of any offer to buy any of the Securities to any person or (ii) any sale of the Securities to any person unless (1) the offer is not made to any person in the United States, (2) the seller of such Securities and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Securities such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (C) has taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act, or (D) has solicited or will solicit offers for, or have made or will make offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act;

(iii)	represents that the Company is not, and agrees to use its best efforts not to become at any time prior to the expiration of three years after the Closing Date, an “investment company” as defined in the United States Investment Company Act of 1940;

(iv)	agrees to use its best efforts to remain a Foreign Issuer for a period of three years after the Closing Date;

(v)	agrees that it will notify CIBC Mellon Trust Company as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S;

(vi)	represents and agrees that neither the Company nor any of its affiliates has taken or will take any action which would cause the exemptions afforded by Rule 506 of Regulation D to be unavailable for the offer and sale of the Securities pursuant to the Underwriting Agreement; and

(vii)	it has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of

Regulation D to become unavailable with respect to the offer and sale of the Securities.

(g)	Neither the Company nor any of its predecessors or affiliates (as defined in the U.S. Securities Act) has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(h)	The Company will, within fifteen (15) days after the first sale of Shares in the United States, prepare and file with the SEC a notice on Form D with respect to the Shares and will file all amendments required to be filed as a result of subsequent sales of Securities in the United States. The Company shall also prepare and file within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any Securities sold pursuant to Rule 506 of Regulation D.

18.	Indemnification.

(a)	The Company agrees to indemnify and save harmless the Underwriters, their subsidiaries and affiliated companies and each and every of their respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriters or any of their subsidiaries, and each shareholder of the Underwriters (each, an “Underwriter Indemnified Party”) from and against any and all losses (other than a loss of profits), costs, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and /or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Underwriter Indemnified Party or in enforcing this indemnity (collectively an “Underwriter Claim”) to which any Underwriter Indemnified Party may become subject or otherwise involved, in any capacity insofar as such Underwriter Claims relate to, are caused or incurred, directly or indirectly, by reason of:

(i)	any statement made in this Agreement or in any certificate delivered to the Underwriters pursuant to this Agreement by such person which at the time and in light of the circumstances under which it was made is or is alleged to be untrue;

(ii)	any statement or information contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material (other than any statement or information relating solely to the Underwriters and provided by the Underwriters for inclusion in such document) which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading in light of the circumstances in which it was made;

(iii)	the omission or alleged omission to state in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material any material fact (other than a material fact relating solely to the Underwriters and provided by the Underwriters for inclusion in such document) required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances under which it was made;

(iv)	the Company not complying with any requirements of applicable Securities Laws or U.S. securities laws other than in respect of any matter or thing contemplated by or included in subsections 18(a)(i), (ii), (iii), (v) or (vi) hereof;

(v)	any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any officer or official of any of the Securities Commissions or any other securities regulatory authority or by any other competent authority based upon the circumstances applicable to the Company described in subsections 18(a)(ii), (iii) or (iv) above or otherwise which operates to prevent or restrict trading in or distribution of the Shares in any of the Qualifying Provinces or elsewhere; or

(vi)	any breach of any representations, warranties, covenants or agreements of the Company contained in this Agreement or given pursuant to this Agreement.

The Company agrees that no Underwriter Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company, or to any person asserting claims on behalf of or in right of the Company for or in connection with this Agreement, except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence, wilful misconduct or fraud of such Underwriter Indemnified Party.

(b)	The indemnifications contained in this section 18 do not and shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Underwriter Indemnified Party has been grossly negligent or has committed wilful misconduct or a fraudulent act in the course of their performance of their obligations pursuant to this Agreement; and

(ii)	the Underwriter Claim, as to which indemnification is claimed, was directly caused by the gross negligence, wilful misconduct or fraud referred to in (i).

(c)	No admission of liability and no settlement of any Underwriter Claim in respect of which indemnification may be sought hereunder shall be made without the consent of the relevant Underwriter Indemnified Party, such consent not to be unreasonably withheld or delayed. No admission of liability shall be made by the relevant Underwriter Indemnified Party without the consent of the Company and the Company shall not be liable for any settlement of any Claim made without its consent, such consent not to be unreasonably withheld or delayed. Any such settlement shall include a release of each Underwriter Indemnified Party from any liabilities arising out of such Claim.

(d)	Promptly after receipt by an Underwriter Indemnified Party of notice of the commencement of any Claim in respect of which it may be entitled to be indemnified by the Company hereunder, such Underwriter Indemnified Party shall notify the Company thereof, but the omission to so notify the Company will not relieve the Company from any liability which they may have to any Underwriter Indemnified Party under this section 18 except and only to the extent that such delay or failure to give notice as herein required prejudices the defense of such Claim or results in any material increase in liability which the Company has under this Agreement.

In case any such Claim is made against any Underwriter Indemnified Party, and the Underwriters Indemnified Party notifies the Company thereof, the Company will assume the defense thereof, including the employment of counsel and the payment of all expenses and throughout the course thereof, the Company will provide copies of all relevant documentation to the Underwriter Indemnified Party, will keep the Underwriter Indemnified Party advised of the progress thereof and will discuss with the Underwriter Indemnified Party all significant actions proposed unless precluded from doing so by law or court order. The Underwriter Indemnified Party shall have the right to elect to employ their own separate counsel in any such action or investigation and participate in the defence thereof but the fees and expenses of such counsel shall be at its expenses unless:

(i)	the employment thereof has been specifically authorized by the Company in writing;

(ii)	the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such Claim on behalf of the Underwriter Indemnified Party and employ counsel therefor; or

(iii)	in the reasonable belief of the Underwriter Indemnified Party there are defences available to the Underwriter Indemnified Party which are required to be advanced by separate counsel because of an actual or potential conflict of interest or any similar reason.

In the event the Underwriter Indemnified Party exercises its right to employ their own counsel and either (i), (ii) or (iii) above applies, the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by the Underwriter Indemnified Party in connection therewith shall be paid by the Company as they occur.

The Company shall pay the Underwriter Indemnified Party their standard per diem rates for each of their employers, directors and officers who are required to attend or give evidence at or for any hearing, action or other proceeding in connection with any Underwriter Claim.

(e)	The Company hereby constitutes the Underwriters as a trustee for its subsidiaries and affiliated companies and their respective directors, officers, employees, shareholders, partners and agents, each other person, if any, controlling the Underwriters or any of their subsidiaries and each shareholder of the Underwriters (the “Underwriters Related Party”) for the covenants of the Company contained in this section 18 with respect to the Underwriters Related Party and the Underwriters agrees to accept such trust and to hold it and such covenants on behalf of their Underwriters Related Party;

(f)	The Company hereby waives its rights to recover contribution from the Underwriters or any other Underwriter Indemnified Party with respect to any liability of the Company by reason of or arising out of any misrepresentation contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or in any Supplementary Material; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of any misrepresentation which is based upon or results from a statement or information relating solely to the Underwriters contained in such document and which statement or information was provided by the Underwriters for inclusion in such document.

19.	Contribution.

(a)	If for any reason (other than the occurrence of any of the events in subsections 18(b)(i) and 18(b)(ii)) the indemnification provided for in section 18 is unavailable, in whole or in part, to an Underwriter Indemnified Party, or insufficient to hold it harmless, in respect of any Underwriter Claims referred to in section 18 or claims, actions, suits or proceedings in respect thereof, and subject to the restrictions and limitation referred to therein, the Company shall contribute to the amount paid or payable as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters on the other hand but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations provided that the Company shall in any event contribute to the amount paid or payable by the Underwriters as a result of such Claims, any excess of such amount over the amount of the fees received by the Underwriters pursuant to this Agreement.

(b)	The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds from the distribution of the Shares (net of the fee payable to the Underwriters but before deducting expenses) received by the Company is to the fee received by the Underwriters, in each case as set forth in the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 18 which resulted in such Claim in respect thereof relates to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 18;

(c)	If the Underwriter Indemnified Party has reason to believe that a claim for contribution may arise, they shall give the Company notice thereof in writing as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation they may have to the Underwriter Indemnified Party under this section 19;

(d)	Notwithstanding any other provision of this section 19, no person guilty of gross negligence, wilful misconduct, or fraud in respect of the claim for contribution shall be entitled to contribution from any person who was not guilty of such negligence, wilful misconduct or fraud;

(e)	The rights to contribution provided herein shall be in addition to and not in derogation of any other right to contribution which the Underwriter Indemnified Party may have by statute or otherwise at law;

(f)	With respect to this section 19, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agent for the respective Underwriter Related Party;

(g)	The parties hereto covenant and agree that to the extent that any Underwriter Related Party is not a signatory hereto, the Underwriters shall be entitled to hold the benefit of the indemnity and contribution rights contained herein for and on behalf of such Underwriter Related Party and shall be entitled to enforce such rights on their behalf as if each such Underwriter Indemnified Party were a signatory hereto;

(h)	The rights and remedies of the Underwriter Indemnified Party set forth in section 18 and this section 19 and in each subsection hereof are, to the fullest extent possible in law, mutually exclusive and are cumulative and not alternative and the election by the Underwriter Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of such other rights and remedies, and are in addition to any other rights the Indemnified Party may have by statute or otherwise at law;

(i)	It is expressly acknowledged and agreed that the indemnity and contribution provisions contained in section 18 and this section 19 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters, any closing of the transactions herein or any termination of this Agreement.

20.	Expenses. Whether or not the transactions herein contemplated are completed, all reasonable costs and expenses of and incidental to the issue of the Shares, if any, and the sale and delivery thereof to the Underwriters and of and incidental to all other matters in connection with the transactions contemplated herein shall be borne by the Company, including, without limitation, the cost of preparation and printing of all the documents contemplated hereby (including all costs of printing the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum, any Supplementary Material, and the Underwriters’ reasonable requirements of commercial copies of each thereof), all costs, expenses and fees (including filing fees) in connection with qualifying the Shares for sale to the public in all Qualifying Provinces and listing the Common Shares on the TSX, all costs and expenses in connection with sales of the Shares in the United States and elsewhere, all marketing and travel expenses, all costs and expenses in connection with the preparation and issue of the certificates for the Common Shares, the reasonable fees, charges and expenses of counsel and auditors of the Company, the reasonable fees and disbursements of the Underwriters’ legal counsel, and all applicable taxes. All fees and expenses of the Underwriters will be payable by the Company at the Time of Closing (and, if applicable, at the Optional Closing Time) or upon receipt by the Company of a detailed invoice from the Underwriters, and will be payable whether or not the Offering is completed.

21.	All Terms to be Conditions. The Company agrees that the conditions contained in section 14 hereof will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use all best efforts to cause all such conditions to be complied with. All representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in section 14 shall entitle the Underwriters to terminate their obligation to purchase the Shares, by written notice to that effect given to the Company at or prior to the Time of Closing or the Optional Closing Time, as the case may be. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

22.	Termination by Underwriters in Certain Events.

(a)	If at any time during the period commencing on the date hereof and ending at the Time of Closing or, if applicable, the Optional Time of Closing:

(i)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or would be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole, or the market price or value of the Common Shares;

(ii)	any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or any order or ruling is issued or made by any federal, provincial, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality in Canada, the United States or elsewhere, including without limitation, either the TSX, NASDAQ or any securities regulatory authority in such jurisdictions (other than an inquiry, action, suit, proceeding, investigation or order based solely on the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed, which in any Underwriters’ reasonable opinion, operates to prevent or restrict the trading or distribution of the Shares or Common Shares of the Company or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

(iii)	there should occur any material change, a change in any material fact or other change such as is contemplated in section 9 or 21 herein which, in the reasonable opinion of the Underwriters, results or could reasonably be expected to result in the purchasers of a material number of Shares exercising their right under any of the Securities Laws to withdraw from their purchase thereof or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares; or

(iv)	the Underwriters or their representatives, through their due diligence investigations, discover any misrepresentation, or there is in the reasonable opinion of the Underwriters a material adverse change or a change in a material fact or a new material fact which could reasonably be expected to have a material adverse effect on the business, affairs or operations of the Company and its Subsidiaries on a consolidated basis or on the market price or value of the Common Shares, each of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company as hereinafter provided at or prior to the Time of Closing or the Optional Time of Closing, as the case may be.

(b)	Any termination by the Underwriters pursuant to the provisions hereof shall be effected by notice in writing delivered or sent by facsimile to the Company at its address as herein set out. The rights of termination contained in this section 22 are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement. In the event of any such termination by the Underwriters of their obligations under this Agreement the Company shall continue to be liable to the Underwriters under this Agreement, and in particular Sections 18, 19 and 20 hereof.

23.	Over-Allotment. In connection with the distribution of the Shares, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time. No such stabilizing transactions will take place in Australia or on the ASX.

24.	Survival. The respective representations, warranties, agreements, covenants, indemnities and contribution obligations of the Company set forth in this Agreement, or contained in any certificates or documents submitted pursuant to or in connection with the transaction herein referred to, shall survive the Closing Date and the Optional Closing Time, if applicable, and remain in full force and effect thereafter, unaffected by any subsequent disposition of the Shares by an Underwriters or the termination of an Underwriters’ obligations and shall not be limited or prejudiced by:

(a)	any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material; and

(b)	delivery of and payment for the Shares.

25.	Obligations of the Underwriters to be Several. Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Shares shall be several (and not joint or joint and several). The percentage of the Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

GMP Securities Ltd.	—	70%
BMO Nesbitt Burns Inc.	—	30%

     If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing

Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Shares pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of such Shares;

(b)	the Company shall not be obliged to sell less than all of the Shares; and

(c)	the Company shall be entitled to terminate their obligations under this Agreement arising from its acceptance of this offer, in which event there shall continue to be further liability on the part of the Company, in particular in respect of Sections 18, 19 and 20.

26.	Action by Underwriters. Except in respect of any matter referred to in section 22, or any settlement under sections 19, 20 or otherwise hereunder, all steps which must or may be taken by the Underwriters in connection with the closing of the Offering may be taken by GMP on behalf of itself and the other Underwriters, and the execution of this Agreement by the Underwriters and the Company will constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Shares to or to the order of the other Underwriters. GMP will consult with the other Underwriters with respect to all material notices, waivers, extensions or similar communications to or with the Company.

27.	Notices.

(a)	Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a “Communication”) that is or may be given or made hereunder shall be in writing addressed as follows:

If to the Company, addressed and sent to:

Ivanhoe Mines Ltd. Suite 654, 999 Canada Place Vancouver, BC V6C 3E1 Attention: Robert M. Friedland, Chairman & Chief Executive Officer Fax No.: (604) 278-1837

With a copy to:

Goodmans Suite 1900 – 355 Burrard Street Vancouver, BC V6C 2G8 Attention: Paul Goldman Fax No.: (604) 682-7131

If to the Underwriters, addressed and sent to:

GMP Securities Ltd.
Suite 1100 – 145 King Street West
Toronto, Ontario M5H 1J8

Attention:     Eugene McBurney, Managing Partner
Fax No.:        (416) 943-6160

BMO Nesbitt Burns
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario M5X 1H3

Attention:     Egizio Bianchini, Managing Director
Fax No.: (416) 359-4459

With a copy to:

Torys LLP Suite 3000, 79 Wellington Street West Box 270, Toronto-Dominion Centre Toronto, Ontario M5K 1N2 Attention: Peter Jewett Fax No.: (416) 865-7380

or to such other address as any of the parties may designate by notice given to the others.

(b)	Each Communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a Communication which is personally delivered shall, if delivered before 5:00 p.m. (Vancouver time) on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a Communication which is sent by facsimile transmission shall, if sent on a business day and the machine on which it is sent receives the answerback code of the party to whom it is sent before 5:00 p.m. (Vancouver time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

28.	Miscellaneous.

(a)	No party may assign any of its rights or obligations hereunder without the consent of the other parties hereto.

(b)	This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Company and their respective successors, permitted assigns and legal representatives.

(c)	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(d)	Unless otherwise noted, all funds referred to in this Agreement shall be in Canadian dollars.

(e)	Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(f)	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of the Agreement and shall be severable from this Agreement.

(g)	This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(h)	This Agreement may be executed by the parties and transmitted by facsimile and, if so executed and transmitted, this Agreement will for all purposes be as effective as if the parties had delivered an executed original Agreement.

     If this letter accurately reflects terms of the transactions which we are to enter into and are agreed to by you, please your acceptance by executing this letter where indicated below and returning it to us.

Yours very truly,

GMP SECURITIES LTD.

By:	“Mark Wellings”

BMO NESBITT BURNS INC.

By:	“Egizio Bianchini”

The foregoing offer is accepted and agreed to by us as of the date first above written.

IVANHOE MINES LTD.

By:	“Peter Meredith”

SCHEDULE “A”

Principal Subsidiaries

Bagan Holdings Ltd. (BVI)

Ivanhoe Myanmar Holdings Ltd. (BVI)

Ivanhoe Myanmar Holdings Limited (Myanmar)

Myanmar Ivanhoe Copper Company Limited (Myanmar)

Ivanhoe Mines Mongolia Inc. (BVI)

Ivanhoe Mines Mongolia Inc. XXK (Mongolia)

ABM Mining Limited (Yukon)

Goldamere Holdings (Canada) Limited (Yukon)

Beviron Pty. Ltd. (Australia)

Goldamere Pty Ltd. (Australia)

SCHEDULE “B”

Outstanding Convertible or Exchangeable Securities

1,050,717 options;

576,000 purchase warrants (US$ 8.68 outstanding until February 2005)

7,150,000 purchase warrants (Cdn$ 12.00 until December 2004 and Cdn$ 12.50 until December 2005)

SCHEDULE “C”

Oyu Tolgoi Project (Mongolia)

Mongolian Mineral License No.:

6708A
6709A
6710A
6711A
Mongolian Mineral Exploration License No. 3677X

SCHEDULE “D”
SUBSCRIPTION AGREEMENT FOR COMMON SHARES

TO:	IVANHOE MINES LTD. (the “Corporation”)

AND TO:	GMP SECURITIES LTD. (the “Underwriters”)

     The undersigned (hereinafter referred to as the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase the number of common shares (the “Common Shares”) of the Corporation for the aggregate subscription price set forth below, representing a subscription price of Cdn.$7.00 per Common Share, upon and subject to the terms and conditions set forth in the “Terms and Conditions of Subscription for Common Shares of Ivanhoe Mines Ltd.” attached hereto (the “Terms and Conditions”). This page plus the Terms and Conditions and any Schedules attached thereto, are collectively referred to as the “Subscription Agreement”.

(Name of Subscriber — please print)	Number of Common Shares:

By:	Aggregate Subscription Price: Cdn. $

Authorized Signature
(Official Capacity or Title – please print)	IMPORTANT: Please initial where applicable on the next pages

(Please print name of individual whose signature appears above if different than the name of the subscriber printed above.)	If the Subscriber is signing as agent for a principal, complete the following:
Name of Principal
(Subscriber’s Address, including postal code)

(Telephone Number) (E-mail Address)	Principal’s Address

(Telephone Number) (E-mail Address)

Register the Common Shares as set forth below:	Deliver the Common Shares as set forth below:

(Name)	(Name)

(Account Reference, if applicable)	(Account Reference, if applicable)

(Address, including postal code)	(Contact Name) (Telephone Number)

(Address, including postal code)

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the Terms and Conditions and the Corporation represents and warrants to the Subscriber that the representations and warranties made by the Corporation to the Underwriters in the Underwriting Agreement (as defined herein) are true and correct in all material respects as of the Closing Date (as defined herein) (save and except as waived in whole or in part by the Underwriters) and that the Subscriber is entitled to rely thereon and on the terms, conditions and covenants contained in the Underwriting Agreement as if the Subscriber were a party thereto.

IVANHOE MINES LTD.

Per:	, 2004.

TERMS AND CONDITIONS OF SUBSCRIPTION FOR COMMON SHARES OF
IVANHOE MINES LTD.

The Offering

1.	The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Common Shares subscribed for by it hereunder form part of a larger offering by the Corporation of Cdn.$7.00 of Common Shares (the “Offering”) pursuant to an Underwriting Agreement dated as of June 30, 2004 among the Corporation and the Underwriters (the “Underwriting Agreement”).

2.	The undersigned hereby irrevocably subscribes for and agrees to purchase from the Corporation the number of Common Shares set forth on page one of the Subscription Agreement for the Aggregate Subscription Price, representing a subscription price of Cdn.$7.00 per Common Share.

Representations, Warranties and Covenants by U.S. Subscriber

3.	The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is not subject to any minimum subscription level and that this subscription is subject to rejection or apportionment by the Corporation at its sole discretion in whole or in part. The Subscriber should set out the total number of Common Shares requested and, if applicable, the minimum number of Common Shares the Subscriber is prepared to subscribe for where indicated on the face page of this agreement.

4.	The Subscriber represents and warrants that it is authorized to consummate the purchase of the Common Shares.

5.	The Subscriber understands and acknowledges that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States or to a U.S. Person, except that the Common Shares may be offered and sold to institutional “accredited investors” that satisfy one or more of the criteria set forth in subsections (1), (2), (3) or (7) of Rule 501(a) of Regulation D (“Institutional Accredited Investors”) under the Securities Act, in reliance on the exemptions from such registration provided by the Securities Act. In that regard, the Common Shares are being offered hereby in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act to a limited number of Institutional Accredited Investors.

6.	The Subscriber represents that it is an Institutional Accredited Investor and falls within at least one of the categories below, next to which it has placed its initial in the space designated therefor:

INITIAL ONE OR MORE OF THE FOLLOWING CATEGORIES, AS APPLICABLE:

A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940; a Small Business Investment Company licensed by the US Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, a savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Common Shares, with total assets in excess of $5,000,000;

A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Common Shares, whose purchase is directed by a sophisticated person as described in Rule 506 of Regulation D of the Securities Act.

7.	The Subscriber agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Common Shares, it will not offer, sell or otherwise transfer or pledge any of such Common Shares (other than pursuant to an effective registration statement under the Securities Act), directly or indirectly unless:

(a)	the sale is to the Corporation;

(b)	the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

(c)	the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder;

(d)	the Common Shares are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and the Subscriber has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(e)	the sale is to an Institutional Accredited Investor and a purchaser’s letter containing representations, warranties and agreements substantially similar to those contained in this Subscription Agreement (except that such subsequent Subscription Agreement need not contain the representation set forth in paragraph (9) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale.

8.	The Subscriber understands and acknowledges that the Common Shares are “restricted securities” as defined in Rule 144 under the Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Common Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

THE COMMON SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH COMMON SHARES, AGREES FOR THE BENEFIT OF IVANHOE MINES LTD. THAT SUCH COMMON SHARES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO IVANHOE MINES LTD., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION, IN THE CASE OF (C) OR (D) AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO IVANHOE MINES LTD.

IF, AT ANY TIME IVANHOE MINES LTD. IS A “FOREIGN ISSUER” AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM IVANHOE

MINES LTD. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO IVANHOE MINES LTD., TO THE EFFECT THAT THE SALE OF THE COMMON SHARES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

provided, that if, at the time the Corporation is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to the Corporation to the following effect (or as the Corporation may prescribe from time to time):

“The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of Ivanhoe Mines Ltd., (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.”

If any such Common Shares are being sold pursuant to Rule 144 of the Securities Act, the legend may be removed by delivery to the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the Securities Act or state securities laws.

9.	The Subscriber has received a copy of the Canadian Final Short-Form Prospectus, together with a U.S. covering memorandum, relating to the offering in the United States of the Common Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Common Shares.

10.	The Subscriber represents that it has such knowledge and experience in financial and business affairs as to be, or as a result of advice received from a registered person other than the Corporation or an affiliate or promoter thereof, it has become capable of assessing the merits and risks associated with its proposed investment in the Common Shares and it, or where it is not purchasing as principal, each beneficial purchaser, is able to bear the economic risk of loss of its investment hereunder.

11.	The Subscriber acknowledges that it is not purchasing the Common Shares as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

12.	The Subscriber understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a “foreign issuer,” (ii) may not, at the time it sells the Common Shares or at any other time, be a “foreign issuer,” and (iii) may engage in one or more transactions which could cause the Corporation not to be a “foreign issuer.” If the Corporation is not a “foreign issuer” at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (8) above.

13.	The Subscriber acknowledges that the representations and warranties and agreements contained herein are made by the Subscriber with the intent that they may be relied upon by the Corporation in determining the Subscriber’s eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Common Shares. The Subscriber further agrees that by accepting the Common Shares it shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Common Shares.

Closing

14.	The closing of this subscription will take place at the Time of Closing on the Closing Date (as each of such terms are defined in the Underwriting Agreement) and in the manner set forth in the Underwriting Agreement.

15.	At the Closing Time the Corporation is irrevocably entitled to the Subscription Price, subject to the rights of the Subscriber under this Agreement and any applicable laws and the rights of the Underwriters under the Underwriting Agreement and any applicable laws.

Authority of Underwriters

16.	The Underwriters, or any one of them are hereby appointed as the Subscriber’s agent to act as the Subscriber’s representative at the closing of the Offering for the purpose of all closing matters and deliveries of documents, including without limitation the delivery of certificates representing the Common Shares, and the Underwriters, or any one of them, are hereby irrevocably authorized by the Subscriber to, in their sole discretion:

(a)	execute in the Subscriber’s name and on its behalf all closing receipts and documents required;

(b)	negotiate and settle any amendments thereto, the terms relating to the Offering, any related documents, indentures and agreements and any opinions, certificates or other documents addressed to the Subscriber;

(c)	extend or shorten time periods, or to modify or waive, in whole or in part, any representations, warranties, covenants or conditions contained herein or in any agreement or document ancillary or related thereto whether for the benefit of the Subscriber or not, provided that any material waiver shall only be made with the Subscriber’s consent; and

(d)	correct manifest errors or omissions in the information provided by the Subscriber in this Subscription Agreement and accompanying documents.

General

17.	The Subscriber acknowledges that the representations, warranties and covenants contained herein including, without limitation, those set forth in Sections 3 to 16 are made with the intent that they may be relied upon by the Corporation and the Underwriters and their respective counsel in determining the Subscriber’s eligibility to purchase the Common Shares under the relevant securities legislation including, without limitation, the availability of exemptions from the registration requirements of applicable securities legislation in connection with the issuance of the Common Shares to the Subscriber hereunder. The Subscriber further covenants that by the acceptance of the Common Shares, it shall be representing and warranting that such representations and warranties are true as at the Closing Time as if made at that time. The Subscriber hereby agrees to indemnify the Corporation and the Underwriters and their respective directors, officers, employees, advisers, affiliates, shareholders and agents (including their respective legal counsel) against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon. The Subscriber undertakes to immediately notify the Corporation and the Underwriters of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time on the Closing Date.

18.	The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, without regard to the principles of conflicts of law of any jurisdiction and the Subscriber and the Corporation each irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

19.	Time shall be of the essence hereof.

20.	This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

21.	The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Common Shares to the Subscriber shall be borne by the Subscriber.

22.	The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for the assignment by a Subscriber who is acting as nominee or agent to the beneficial owner and as otherwise herein provided, this Subscription Agreement shall not be assignable by any party without prior written consent of the other parties.

23.	The Corporation and the Underwriters will have the right to accept or reject the Subscriber’s offer to subscribe for Common Shares in whole or in part at any time at or prior to the Closing Time. Notwithstanding the foregoing, the Subscriber acknowledges and agrees that the acceptance of this Subscription Agreement will be conditional upon, among other things, the sale of the Common Shares to the Subscriber being exempt from any registration requirements of applicable U.S. securities laws.

24.	The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

25.	Subject to Section 16, neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

26.	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

27.	All references herein to “$” means, unless otherwise specified, United States dollars and all references herein to “Cdn.$” means Canadian dollars.

SCHEDULE “E”

Underwriters Certificate

     In connection with the private placement in the United States of common shares (the “Shares”) of Ivanhoe Mines Ltd. (the “Company”) pursuant to an Underwriting Agreement dated as of June 30, 2004, among the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)	each U.S. affiliate of the Underwriters (a “U.S. Placement Agent”) who offered or sold Shares in the United States is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii)	all offers of Shares by U.S. Placement Agents and sales of Shares to Substituted Purchasers by the Company in the United States were made only to Institutional Accredited Investors (as defined below);

(iii)	all offers of Shares in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iv)	each offeree in the United States was provided with a copy of the U.S. Private Placement Memorandum which included the Final Prospectus filed in Canada for the offering of the Shares;

(v)	immediately prior to transmitting the U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional “accredited investor” that satisfied one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (an “Institutional Accredited Investor”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”), and, on the date hereof, we continue to believe that each Substituted Purchaser purchasing Shares from the Company is an Institutional Accredited Investor;

(vi)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(vii)	the offering of the Shares in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(viii)	prior to any sale of Shares in the United States we caused each U.S. purchaser to execute a U.S. Subscription Agreement in the form of Schedule D to the Underwriting Agreement.

     Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

     Dated this • day of •, 2004.

GMP Securities Corp.

By:
Name:
Title:

Harris Nesbitt Corp.

By:

Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

June 30, 2004

To the appropriate Securities Commissions and
similar regulatory authorities in Canada

Dear Sirs / Mesdames:

Ivanhoe Mines Ltd. (the “Company”)

We are the auditors of the Company and under date of March 29, 2004, we reported on the following consolidated financial statements of the Company incorporated by reference in the short form prospectus (the “Prospectus”) relating to the distribution of Common Shares.

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended December 31, 2003 and 2002

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Company:

Consolidated balance sheet as at March 31, 2004;

Consolidated statements of operations, shareholders’ equity and cash flows for the three month periods ended March 31, 2004 and 2003.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying

To the appropriate Securities Commissions and
similar regulatory authorities in Canada
June 30, 2004

analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modifications that need to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

CHARTERED ACCOUNTANTS

Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

June 30, 2004

To the appropriate Securities Commissions and
similar regulatory authorities in Canada

Dear Sirs / Mesdames:

Ivanhoe Mines Ltd. (the “Company”)

We refer to the short form prospectus of the Company dated June 30, 2004 (the “Prospectus”) relating to the distribution of Common Shares.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated March 29, 2004 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants